SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended: December 31, 2001

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from __________________ to __________________ Commission file number: 0-23322

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Bancorp Employees’ 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Bancorp 1100 N.W. Wall Street Bend, Oregon 97702

REQUIRED INFORMATION

ITEM 1.	FINANCIAL STATEMENTS AND SCHEDULES

These statements and schedules are listed below in the Table of Contents.

ITEM 2.	EXHIBITS

23.1 Consent of Symonds, Evans & Company, P.C

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Bancorp Employees’ 401(k) Profit Sharing Plan ———————————————— (Name of Plan)

Date: 6/26/02 ————————	By:	/s/ Patricia L. Moss ———————————————— Patricia L. Moss, President & CEO Cascade Bancorp Plan Administrator

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years ended December 31, 2001 and 2000

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE Years ended December 31, 2001 and 2000

Report of independent auditors	1

Financial statements:
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits
for the year ended December 31, 2001	3
Statement of changes in net assets available for benefits
for the year ended December 31, 2000	4
Notes to financial statements	5

Supplemental schedule:
Schedule H, line 4i — schedule of assets (held at end of year)	14

REPORT OF SYMONDS, EVANS & COMPANY, P.C.
INDEPENDENT AUDITORS

To the Trustees of the
Cascade Bancorp Employees’
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Symonds, Evans & Company, P.C.

Portland, Oregon May 16, 2002

1

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2001 and 2000

	2001	2000
ASSETS
Investments:
Participant directed:
Shares of registered investment companies —
Massachusetts Investors Growth Stock Fund	$ 498,702	$ 533,481
MFS Utilities Fund	480,816	494,970
MFS Mid-Cap Growth Fund	464,952	426,294
MFS Emerging Growth Fund	429,595	448,702
MFS Strategic Growth Fund	386,249	430,308
MFS Value Fund	338,595	129,476
MFS Research International Fund	302,054	277,981
MFS Research Fund	262,352	260,248
Massachusetts Investors Fund	248,943	235,520
MFS New Discovery Fund	188,225	152,511
MFS Money Market Fund	124,008	244,621
MFS High Income Fund	62,171	39,607
Davis New York Venture Fund	3,386	—
Munder Index 500 Fund	646	—

Total participant directed	3,790,694	3,673,719
Non-participant directed:
Corporate common stock —
Cascade Bancorp Stock Fund	936,345	652,253
Shares of a registered investment company —
Heritage Money Market Fund	32,354	20,637

Total non-participant directed	968,699	672,890

Total investments	4,759,393	4,346,609
Receivables:
Employer matching contribution	339,898	240,450
Employer profit sharing contribution	220,000	130,000
Participant contributions	234,538	194,713

Total receivables	794,436	565,163

Total assets	5,553,829	4,911,772

LIABILITIES
Trustee and administrative fees payable	11,055	—
Excess contributions payable	14,910	2,818

Total liabilities	25,965	2,818
Net assets available for benefits:
Participant directed	4,559,165	4,236,064
Non-participant directed	968,699	672,890

Net assets available for benefits	$5,527,864	$4,908,954

See accompanying notes. 2

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year ended December 31, 2001

	Participant directed	Non- participant directed	Total
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value
of investments	$ (805,824)	$ 284,092	$ (521,732)
Interest and dividends	27,503	18,843	46,346

	(778,321)	302,935	(475,386)
Contributions:
Participant	644,085	—	644,085
Employer	559,898	—	559,898
Participant rollovers	800	—	800

	1,204,783	—	1,204,783

Total additions	426,462	302,935	729,397
Deductions from net assets attributed to:
Benefits paid to participants	90,948	7,126	98,074
Administrative expenses	12,413	—	12,413

Total deductions	103,361	7,126	110,487

Net increase	323,101	295,809	618,910

Net assets available for benefits:
Beginning of year	4,236,064	672,890	4,908,954

End of year	$ 4,559,165	$ 968,699	$ 5,527,864

See accompanying notes. 3

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year ended December 31, 2000

	Participant directed	Non- participant directed	Total
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value
of investments	$ (567,147)	$ 48,315	$ (518,832)
Interest and dividends	379,388	18,212	397,600

	(187,759)	66,527	(121,232)
Contributions:
Participant	563,112	—	563,112
Employer	370,450	61,309	431,759
Participant rollovers	134,056	—	134,056

	1,067,618	61,309	1,128,927

Total additions	879,859	127,836	1,007,695
Deductions from net assets attributed to:
Benefits paid to participants	522,229	162,179	684,408
Administrative expenses	16,016	6,923	22,939

Total deductions	538,245	169,102	707,347
Transfer of non-participant directed funds
to participant directed funds	1,383,962	(1,383,962)	—

Net increase (decrease)	1,725,576	(1,425,228)	300,348

Net assets available for benefits:
Beginning of year	2,510,488	2,098,118	4,608,606

End of year	$ 4,236,064	$ 672,890	$ 4,908,954

See accompanying notes. 4

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2001

1.	Description of the Plan

The following description of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers substantially all employees of Cascade Bancorp and its subsidiaries, Bank of the Cascades and Cascade Bancorp Financial Services, Inc. (collectively, “the Employer”), who have completed six months of service and are at least 18 years of age.

Copper Mountain Trust Corporation (Copper Mountain) was the custodian for the Plan’s investments from January 1, 2000 through April 3, 2000. State Street Bank (State Street) was the custodian for the Plan’s investments (except for the Cascade Bancorp Stock Fund) from April 4, 2000 through December 31, 2001. Copper Mountain and State Street are collectively referred to as “the Custodians.” Raymond James Financial Services, Inc. (Raymond James) was the custodian for the Plan’s investment in the Cascade Bancorp Stock Fund from April 4, 2000 through December 31, 2001. National Associates, Inc. N.W. (National) provided plan administrative services to the Plan through April 3, 2000. MFS Retirement Services, Inc. (MFS) provided plan administrative services from April 4, 2000 through December 31, 2001. National and MFS are collectively referred to as “the Plan Administrator.”

Contributions: Each participant may elect to contribute a portion of his or her total annual compensation and defer certain profit sharing amounts up to the maximum allowed under the Internal Revenue Code (the IRC). At the Employer’s discretion, the Employer may make matching and/or profit sharing contributions up to the maximum allowed under the IRC. Participants must be employed on the last day of the Plan year and meet all other eligibility requirements to receive their share of the Employer’s contributions for that respective year. For the years ended December 31, 2001 and 2000, the Employer approved matching contributions aggregating $339,898 and $301,759, respectively, which represented one dollar for every one dollar contributed by each participant up to a maximum Employer contribution of 6% of the participant’s

5

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2001

1.	Description of the Plan (continued)

compensation. In addition, the Employer approved discretionary non-elective profit sharing contributions of $220,000 and $130,000 to the Plan for the years ended December 31, 2001 and 2000, respectively.

As of December 31, 2001 and 2000, the Plan owed $14,910 and $2,818, respectively, to certain participants for employee contributions that were made in excess of IRC limitations.

Participants’ accounts: Participants’ contributions are credited to the individual accounts, along with any contributions from the Employer. A participant’s share of the Employer’s matching and/or profit sharing contributions is allocated based upon the participant’s proportionate share of the total compensation paid during the year to all participants in the Plan. Participants allocate their contributions into one or more investment funds (see Note 3).

Earnings and losses are allocated to the individual accounts based on the individual’s account balance as compared to the related fund’s total balance.

All forfeitures are allocated as if the forfeitures were additional non-elective discretionary contributions from the Employer. Such forfeitures were approximately $18,000 and $25,000 for the years ended December 31, 2001 and 2000, respectively. The benefit to which the participant is entitled is the vested portion of the participant’s account.

Vesting: Participants are immediately vested in their elective contributions, all rollovers from other qualified plans, and the actual earnings or losses on these contributions and rollovers. These amounts cannot be forfeited for any reason. Vesting in the participants’ share of the Employer’s contributions and the actual earnings or losses thereon is based on credited years of service, as follows:

Years of credited service	Vesting percentage
Less than 2	None
2	20%
3	40%
4	70%
5 or more	100%

6

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2001

1.	Description of the Plan (continued)

Participants earn one year of credited service for each 12 consecutive month period in which the participant is credited with 1,000 hours of service, as defined by the Plan.

In addition, upon death, disability, or retirement at age 65 or older, participants become fully vested in their share of the Employer’s contributions and the actual earnings or losses thereon.

Participant notes receivable: In certain cases of financial hardship, participants may elect to borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance, reduced by their highest outstanding loan balance in the preceding 12 months. Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant’s account. Notes receivable transactions are treated as transfers to (from) the applicable investment fund from (to) the participant notes receivable fund. The notes receivable generally are repayable over a maximum of five years and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator which is fixed at the time of the note. Principal and interest payments are paid ratably through payroll deductions or, for terminated employees, monthly or quarterly. There were no notes receivable outstanding as of December 31, 2001 and 2000 or during the years then ended.

Payment of benefits: Upon retirement, death, disability, or separation of service, participants may elect to receive part or all of the balance in their accounts in accordance with the appropriate provisions of the IRC and applicable state laws. Also, hardship withdrawals of participants’ contributions are allowed under certain circumstances as described in the Plan document. Benefits are recorded when paid.

Plan termination and amendment: Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. Additionally, the Employer has the authority to amend the Plan at its discretion, except that no funds can revert from the Plan to the Employer.

7

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2001

1.	Description of the Plan (continued)

Administrative expenses: At the discretion of the Employer, all administrative expenses related to operating and maintaining the Plan were borne by the Plan during the years ended December 31, 2001 and 2000.

2.	Summary of significant accounting policies

Basis of accounting: The accompanying financial statements and supplemental schedule are prepared on the accrual basis of accounting. The preparation of financial statements and schedules in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements. Accordingly, actual amounts could differ from those estimates.

Investment valuation: The Plan’s investments in shares of registered investment companies and Cascade Bancorp common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of investments were recorded on a settlement-date basis during the period from January 1, 2000 through April 3, 2000, which approximated the trade-date basis. Purchases and sales of investments were recorded on a trade-date basis during the period from April 4, 2000 through December 31, 2001.

Due to changes in economic conditions, interest rates, and common stock prices, the fair value of the Plan’s investments can be volatile. Consequently, the fair value of the Plan’s investments can significantly change in the near term as a result of such volatility.

Income recognition: Contributions from the participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements. Employer contributions are accrued in the period in which they are approved by the Employer’s Board of Directors.

Net appreciation (depreciation) in fair value of investments consists of the net change in unrealized appreciation or depreciation during the year on investments held at the end of the year and the realized gains or losses on the sales of investments during the year.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

8

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2001

3.	Investments

Participants can invest in the following participant directed investment funds:

Massachusetts Investors Growth Stock Fund — This fund seeks long-term growth of capital and future income by investing in stocks of companies that the fund manager believes have better than average prospects for long-term growth.

MFS Utilities Fund — This fund seeks capital growth and current income above that available from a portfolio invested entirely in equity securities by investing in equity and debt securities of domestic and foreign companies in the utilities industry.

MFS Mid-Cap Growth Fund — This fund invests in companies with medium market capitalization that the fund manager believes have above-average growth potential.

MFS Emerging Growth Fund — This fund seeks long-term growth of capital by investing at least 65% of its total assets in common stocks and related securities of small and medium-size companies that have just begun their life cycles and which the fund manager believes have the potential to become major enterprises.

MFS Strategic Growth Fund — This fund seeks capital appreciation by investing in common stock, preferred stock, bonds, and warrants of companies that the fund manager believes have superior prospects for growth.

MFS Value Fund — This fund seeks capital appreciation and reasonable income by investing in income-producing equity securities of companies that the fund manager believes are undervalued in the market relative to their long-term potential.

MFS Research International Fund — This fund seeks capital appreciation by investing in foreign companies.

MFS Research Fund — This fund seeks long-term growth of capital and future income by investing in companies that the fund manager believes to be dominant or growing in market share.

9

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2001

3.	Investments (continued)

Massachusetts Investors Fund — This fund seeks long-term growth of capital with a secondary objective to seek reasonable current income by investing in companies that the fund manager believes have sustainable growth prospects and attractive valuations, based on current and expected earnings or cash flow.

MFS New Discovery Fund — This fund seeks capital appreciation by investing in companies which the fund manager believes to have earnings growth that is expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment.

MFS Money Market Fund — This fund seeks high current income consistent with the preservation of capital and liquidity.

MFS High Income Fund — This fund seeks to provide high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities, including equity securities.

Davis New York Venture Fund — This fund invests primarily in common stocks of domestic companies with market capitalizations of at least $5 billion that the fund manager believes have better than average prospects for capital growth.

Munder Index 500 Fund — This fund seeks to provide price performance and income that is comparable to the Standard and Poor’s Composite Stock Price Index (S&P 500 Index).

Non-participant directed funds consist of the following:

Cascade Bancorp Stock Fund — This fund is comprised of Cascade Bancorp common stock.

Heritage Money Market Fund — This fund seeks high current income consistent with the preservation of capital and liquidity.

10

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2001

3.	Investments (continued)

During the years ended December 31, 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2001	2000
Shares of registered investment companies	$(805,824)	$(567,147)
Corporate common stock	284,092	48,315

	$(521,732)	$(518,832)

4.	Income tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated May 28, 1992, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001 and 2000. Consequently, no provision for income taxes has been included in the accompanying financial statements.

5.	Related party transactions

The majority of the Plan’s investments are invested in funds managed by MFS, the Plan administrator, and, prior to April 4, 2000, invested in funds managed by Copper Mountain, the former custodian of the Plan. A portion of investments is also invested in the common stock of Cascade Bancorp, the Employer. Consequently, transactions involving these investments qualify as party-in-interest transactions.

In addition, the Employer is the sponsor of the Plan, and the Plan’s trustees are participants in the Plan.

11

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2001

6.	Reconciliation of financial statements to the Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements as of December 31, 2001 and 2000 to the Form 5500:

	2001	2000
Net assets available for benefits according to the financial
statements	$ 5,527,864	$ 4,908,954
Participant contributions receivable not recorded on the
Form 5500	(216,059)	(178,007)
Amounts allocated to withdrawing participants	—	(3,792)
Trustee and administrative fees payable not recorded on the
Form 5500	11,055	—
Excess contributions payable not recorded on the Form 5500	6,027	2,818
Other	(18,566)	(28,174)

Net assets available for benefits according to the Form 5500	$ 5,310,321	$ 4,701,799

The following are reconciliations of total investment loss, total contributions, benefits paid to participants, and administrative expenses according to the financial statements for the years ended December 31, 2001 and 2000 to the Form 5500:

	2001	2000
Total investment loss according to the financial statements	$ (475,386)	$ (121,232)
Other	24,117	(16,825)

Total investment loss according to the Form 5500	$ (451,269)	$ (138,057)

Total contributions according to the financial statements	$ 1,204,783	$ 1,128,927
Contributions not recorded on the Form 5500, net	(31,955)	(64,974)

Total contributions according to the Form 5500	$ 1,172,828	$ 1,063,953

12

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2001

6.	Reconciliation of financial statements to the Form 5500 (continued)

	2001	2000
Benefits paid to participants according to the financial
statements	$ 98,074	$ 684,408
Amounts allocated to withdrawing participants at (beginning of
year) end of year	(3,792)	3,792
Other	17,398	10,455

Benefits paid to participants according to the Form 5500	$ 111,680	$ 698,655

Administrative expenses according to the financial statements	$ 12,413	$ 22,939
Administrative fees payable not recorded on the Form 5500	(11,055)	--
Other	(1)	(929)

Trustee fees according to the Form 5500	$ 1,357	$ 22,010

Participant contributions are recorded on the Form 5500 under the cash basis of accounting. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Administrative fees are recorded on the Form 5500 under the cash basis of accounting. Contributions made in excess of IRS limits are included in current year contributions on the Form 5500.

7.	Subsequent event

In April 2002, the Employer transferred the custody of the assets held in the Cascade Bancorp Stock Fund from Raymond James to Reliance Trust Company. In addition, the Employer began allowing participants to transfer their proportionate share of assets held in the Cascade Bancorp Stock Fund to other fund options and/or make additional contribution deferrals to this fund.

13

SUPPLEMENTAL SCHEDULE

CASCADE BANCORP EMPLOYEES’ 401(k) PROFIT SHARING PLAN SCHEDULE H, Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) EIN: 93-0658404 PLAN: 001 December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
*	MFS Retirement Services, Inc.	Massachusetts Investors Growth Stock Fund
		(38,689.172 units)	$ **	$ 498,702
*	MFS Retirement Services, Inc.	MFS Utilities Fund
		(55,139.402 units)	**	480,816
*	MFS Retirement Services, Inc.	MFS Mid-Cap Growth Fund
		(42,422.869 units)	**	464,952
*	MFS Retirement Services, Inc.	MFS Emerging Growth Fund
		(12,931.831 units)	**	429,595
*	MFS Retirement Services, Inc.	MFS Strategic Growth Fund
		(19,341.483 units)	**	386,249
*	MFS Retirement Services, Inc.	MFS Value Fund
		(17,435.395 units)	**	338,595
*	MFS Retirement Services, Inc.	MFS Research International Fund
		(25,576.133 units)	**	302,054
*	MFS Retirement Services, Inc.	MFS Research Fund
		(13,954.891 units)	**	262,352
*	MFS Retirement Services, Inc.	Massachusetts Investors Fund
		(15,014.677 units)	**	248,943
*	MFS Retirement Services, Inc.	MFS New Discovery Fund
		(10,949.662 units)	**	188,225
*	MFS Retirement Services, Inc.	MFS Money Market Fund
		(124,008.330 units)	**	124,008
*	MFS Retirement Services, Inc.	MFS High Income Fund
		(16,275.006 units)	**	62,171
	Davis Funds	Davis New York Venture Fund
		(133.136 units)	**	3,386
	Munder Capital	Munder Index 500 Fund (26.950 units)	**	646
*	Cascade Bancorp	Cascade Bancorp Stock Fund (57,978 shares)	259,543	936,345
*	Raymond James Financial
	Services, Inc.	Heritage Money Market Fund	32,354	32,354

		Total investments		$4,759,393

*	A party-in-interest as defined by ERISA.

**	Cost omitted for participant directed investments.

See accompanying notes. 14

EXHIBITS INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Symonds, Evans & Company, P.C., Independent Accountants